Exhibit 99.1

THIRD QUARTER 2007 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS STRONG RESULTS FOR THE THIRD QUARTER OF 2007
The financial information in this press release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q3 2007 Report to Shareholders and Supplementary financial information are available on our website at rbc.com/investorrelations.
Third quarter 2007 highlights compared with the third quarter of 2006:
•	Net income of $1,395 million, up 19%.
•	Diluted earnings per share (EPS) of $1.06, up 18%.
•	Return on common equity (ROE) of 24.4%, up 130 basis points.
•	Tier 1 capital ratio of 9.3%, down 30 basis points.
•	Announced a $.04, or 9%, increase to our quarterly dividend.
First nine months of 2007 compared with the first nine months of 2006:
•	Net income of $4,168 million, up 20%.
•	Diluted EPS of $3.18, up 20.5%.
•	ROE of 25.1%, up 180 basis points.
TORONTO, August 24, 2007 – Royal Bank of Canada (RY on TSX and NYSE) reported net income of $1,395 million for the third quarter ended July 31, 2007, up $218 million, or 19%, from a year ago. Diluted EPS were $1.06, up 18% over the same period. ROE was 24.4% compared to 23.1% a year ago. Our strong results for the quarter were largely attributable to solid performance across our Capital Markets, Wealth Management and Canadian Banking segments reflecting the ongoing successful execution of our growth initiatives, as well as generally favourable economic and market conditions for most of the quarter and a lower effective tax rate.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “I am very pleased with the results this quarter across all of our business segments. We continued to extend our leadership position in Canada and expanded on our strengths in the U.S. and internationally, while delivering top quartile returns to our shareholders.”
Canadian Banking net income was up 6% over last year. Banking-related revenue was up 8% as a result of solid growth across all our businesses, as our lending volumes grew 11% and deposit balances increased 5%. Banking-related net income decreased slightly from a year ago due to business reinvestment, increased provisions for credit losses and narrower interest margins. We have invested significantly in the past year in our client-facing staff and infrastructure, as evidenced by a 6% increase in our sales and service personnel. These investments are enabling us to raise our service levels so that we can increase client loyalty and retention, and should position us for continued growth. In addition, our provision for credit losses was up from a cyclically low level a year ago. We also experienced some margin compression during the quarter, due to a change in product mix and slightly lower spreads as compared to the prior year.
     Global Insurance net income was up 69% over last year, largely due to favourable disability claims experience and solid growth in our European life reinsurance business. Our insurance operations provide a wide range of life, creditor, health, travel and home and auto insurance to individuals and businesses in Canada and the U.S., and reinsurance for clients around the world, and add breadth to our earnings.
     “Our domestic banking-related business continued to underpin our franchise, delivering a diversified stream of earnings derived from a truly national retail presence across all markets and products. We are using this position of strength to reinvest in our businesses in order to better serve our clients and grow our business,” Nixon said.
Wealth Management net income increased 30% from a year ago, as our domestic businesses continued to deliver strong results. Canadian Wealth Management grew fee-based client assets and transactional volumes. RBC Asset Management continued to have strong net mutual fund sales and all businesses benefited from favourable market conditions. We continued to build on our solid foundation in U.S. & International Wealth Management by investing in infrastructure and people.
     “We are committed to extending our wealth management market leadership position in Canada, while strategically investing to grow our presence in the U.S. and globally,” Nixon said.
U.S. & International Banking net income increased 6% from last year as a result of strong revenue growth in RBC Dexia Investor Services (IS), coupled with our expansion of banking in the U.S. Southeast. RBC Dexia IS revenue was up 38% due in part to strong market activity and the acquisition of new clients. This quarter, RBC Centura completed the integration of Flag and the AmSouth branches and opened 2 de novo branches, growing its retail distribution network by 26% from last year. Caribbean banking also continued to deliver consistent profitable results.
     “We are very pleased with the success of RBC Dexia IS and the progress of our international banking operations,” Nixon said.
Capital Markets net income increased 19% from a year ago on strong performance across most businesses. This growth largely reflected robust mergers and acquisitions (M&A) and equity origination activities, higher foreign exchange trading results and gains associated with credit derivative contracts. Increased earnings were partially offset by lower fixed income trading results, which were affected by widening credit spreads, concerns over the U.S. subprime market and reduced liquidity in the market in late July.
     “A key strength of our Capital Markets business is the diversity of our earnings across geographies and products, which enables us to manage through challenging market environments,” Nixon said.

Commenting on the impact of recent market conditions on RBC, Nixon added, “Risk is now more appropriately priced, which we believe will have a positive long-term impact on our performance. RBC has prudent risk management practices designed to proactively manage exposures and control risk. We have a comprehensive framework for managing liquidity and funding, and our current liquidity and funding position is sound. We have a strong capital position, with a 9.3% Tier 1 capital ratio that is well above most global financial institutions. The diversity of our businesses across multiple products, markets and geographies is one of the core strengths of RBC and I believe we can continue to deliver solid results to our shareholders.”
     Nixon added, “I’ll briefly comment on a few specific topical areas of recent concern – the U.S. subprime market, leveraged buy-outs (LBOs), hedge funds and non-bank sponsored asset-backed commercial paper (ABCP) programs. We do not originate U.S. subprime loans, and have minimal exposure to U.S. subprime residential mortgage-backed securities and collateralized debt obligations. Our underwriting commitments to LBOs are minimal, as is our exposure to hedge funds. Finally, we have nominal exposure to Canadian non-bank sponsored ABCP conduits with general market disruption liquidity facilities, which is the market segment that has been experiencing illiquidity recently. None of this paper is held in RBC Asset Management or in any of RBC’s private client accounts.”
Progress on strategic goals
During the third quarter of 2007, we continued to make advances to strengthen our leadership position in Canada.
•	We were recognized for our leadership and innovation when we became the first major Canadian bank to offer investors socially responsible mutual funds and the first to issue a tailor-made pricing option for self-directed investors with RBC Series D Funds.
•	RBC Dominion Securities received the highest overall rating for bank-affiliated firms as rated by advisors in the Investment Executive 2007 Account Manager’s Report Card among all bank-affiliated firms and continued to rank as Canada’s top full service brokerage by assets in the third quarter, as noted by Investor Economics.
•	RBC Capital Markets was ranked #1 in Canadian debt markets and top advisor in Canadian M&A activity by Euromoney in its 2007 Awards of Excellence.
•	Our commitment to environmental, social and governance issues was recognized by Corporate Knights magazine when it named RBC as Canada’s Best Corporate Citizen for 2007.
In the U.S., we continued to build our presence in three key areas: banking, wealth management and capital markets.
•	In banking, we have maintained our focus on becoming the bank for business, business owners and professionals in the U.S. Southeast, and strengthened RBC Centura’s ability to compete in key markets through our expanded retail network.
•	In Wealth Management, we completed the acquisition of J.B. Hanauer & Co., a private company with over 135 advisors and $10 billion in assets under administration, extending our distribution network in the key markets of Florida, New Jersey and Pennsylvania.
•	In Capital Markets, we completed the acquisition of Seasongood & Mayer, LLC, Ohio’s top-ranked public finance firm and leading underwriter of municipal debt.
Internationally, we continued to build on our strengths in selected markets and product areas.
•	RBC Capital Markets was ranked the #1 convertible debt underwriter globally for companies with market capitalizations of US$1 billion or less by Bloomberg for the first half of 2007.
•	Our wealth management business continued expanding our Latin American presence in Brazil, Uruguay, Mexico, and Venezuela with new offices also planned in other key Latin American locations.
Progress toward our 2007 objectives
We established our 2007 annual objectives at the end of 2006 based on our economic and business outlooks. Year-to-date, our performance is tracking well to these objectives:

		2007 Objectives	Nine-month Performance

1.	Diluted earnings per share growth	10%+	20.5%
2.	Operating leverage (1)	> 3%	2.8%
3.	Return on common equity (ROE)	20%+	25.1%
4.	Tier 1 capital ratio (2)	8%+	9.3%
5.	Dividend payout ratio	40-50%	41%

(1)	Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance expense. This is a non-GAAP measure. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of our Q3 2007 Report to Shareholders.
(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Year-to-date diluted EPS growth of 20.5% and ROE of 25.1% compared favourably to our stated annual growth objectives, reflecting strong performance across most of our businesses. Our nine-month operating leverage of 2.8% is slightly below our annual objective of greater than 3%, reflecting strong business growth and investment in growth initiatives including acquisitions. Our capital position remains strong with a Tier 1 capital ratio of 9.3%, comfortably above our target of greater than 8%. In light of our earnings, we are raising our quarterly common share dividend by $.04, or 9%, to $.50 in the fourth quarter.
“Over the last few years, we’ve taken advantage of our excellent performance to reinvest significantly in our businesses, and our ability to serve the needs of our clients in every market is as strong as ever,” Nixon said. “I am confident that RBC is well positioned to make the most of the opportunities presented by the volatility and uncertainty in the current market.”
“I would like to thank our clients for continuing to choose RBC and recognize the hard work of our 70,000 employees for their outstanding contribution this quarter and throughout the year,” Nixon said.

SELECTED FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share, number of and percentage amounts)	2007	2007	2006	2007	2006

Total revenue	$5,480	$5,669	$5,206	$16,847	$15,288
Non-interest expense	3,165	3,148	2,861	9,380	8,540
Provision for credit losses	178	188	99	528	270
Insurance policyholder benefits, claims and acquisition expense	343	677	627	1,536	1,898
Net income before income taxes and non-controlling interest in subsidiaries	1,794	1,656	1,619	5,403	4,580
Net loss from discontinued operations	–	–	(17)	–	(28)
Net income	$1,395	$1,279	$1,177	$4,168	$3,466

Selected information
Earnings per share (EPS) - basic	$1.07	$0.99	$0.91	$3.22	$2.68
Earnings per share (EPS) - diluted	$1.06	$0.98	$0.90	$3.18	$2.64
Return on common equity (ROE) (1)	24.4%	23.5%	23.1%	25.1%	23.3%
Net interest margin (2)	1.33%	1.35%	1.38%	1.34%	1.37%
Capital ratios (3)
Tier 1 capital ratio	9.3%	9.3%	9.6%	9.3%	9.6%
Total capital ratio	11.4%	11.7%	12.4%	11.4%	12.4%
Selected balance sheet and other information
Total assets	$604,582	$589,076	$523,969	$604,582	$523,969
Securities	190,219	198,509	172,803	190,219	172,803
Consumer loans	163,118	156,356	146,502	163,118	146,502
Business and government loans	69,681	69,293	59,418	69,681	59,418
Deposits	376,325	372,728	334,702	376,325	334,702
Risk-adjusted assets (3), (4)	250,197	243,202	218,482	250,197	218,482
Assets under management	159,900	159,000	134,100	159,900	134,100
Assets under administration – RBC	563,100	560,900	504,700	563,100	504,700
– RBC Dexia IS (5)	2,190,800	2,119,000	1,832,700	2,190,800	1,832,700
Common share information
Shares outstanding (000s) – average basic	1,272,913	1,272,212	1,279,300	1,273,246	1,281,815
– average diluted	1,288,227	1,288,415	1,297,340	1,289,947	1,301,165
– end of period	1,275,780	1,275,327	1,281,279	1,275,780	1,281,279
Dividends declared per share	$0.46	$0.46	$0.36	$1.32	$1.04
Dividend yield	3.2%	3.3%	3.1%	3.2%	3.0%
Common share price (RY on TSX) - close, end of period	$54.09	$57.82	$46.03	$54.09	$46.03
Market capitalization (TSX)	69,007	73,739	58,977	69,007	58,977

Period average USD equivalent of C$1.00 (6)	.937	.874	.896	.889	.879
Period-end USD equivalent of C$1.00	.937	.901	.884	.937	.884

(1)	Return on common equity is calculated using month-end balances for the period.
(2)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Calculated using guidelines issued by the OSFI.
(4)	Risk adjusted assets for April 30, 2007 have been restated to reflect a $563 million adjustment related to equity derivative contracts.
(5)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) as at June 30, 2007, of the joint venture, of which we have a 50% ownership interest.
(6)	Average amounts are calculated using month-end spot rates for the period.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make such statements in this press release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective”, “opportunity” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational and other risks identified and discussed under the Risk management section; general business and economic conditions in Canada, the United States, and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime markets and lack of liquidity in the financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives. Other factors that may affect future results include: the timely and successful development of new products and services; the successful expansion and new development of our distribution channels and realizing increased revenue from these channels; global capital markets activity; technological changes and our reliance on third parties to provide components of our business infrastructure; fraud by internal or external parties; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these factors can be found under the Risk management section and in our 2006 Annual Report under the Risk management and Additional risks that may affect future results sections.
     Information contained in or otherwise accessible through the websites mentioned does not form a part of this press release. All references in this document to websites are inactive textual references and are for your information only.
ACCESS TO QUARTERLY RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, our quarterly results slides, supplementary financial information and our Q3 2007 Report to Shareholders on our website at rbc.com/investorrelations.
Quarterly conference call and webcast presentation
The conference call is scheduled for Friday, August 24, 2007 at 1:30 p.m. (EDT). At that time, senior executives will comment on the results for the third quarter of 2007 and respond to questions from analysts and institutional investors. Interested parties can listen to our third quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:20 and 1:25 p.m. (EDT). A recording of the conference call can be accessed after 5:00 p.m. (EDT) on August 24 until November 30, 2007 at 416-695-5800 or 1-800-408-3053 by entering passcode 3230762#.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803
Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804
Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7809
ABOUT ROYAL BANK OF CANADA
Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our corporate support team enables business growth with expert professional advice and state-of-the-art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in North America and 34 countries around the world.